1325 AVENUE OF THE AMERICAS●NEW YORK, NEW YORK 10019
TELEPHONE 212.451.2320    FACSIMILE 212.451.2222
EMAIL: SFELDMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2234

August 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
Office of Real Estate and Commodities

Re:
HF Enterprises Inc. Draft Registration Statement on Form S-1 Submitted November 13, 2018 CIK No. 0001750106

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, one complete copy of Confidential Draft Submission No. 2 of the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Draft Registration Statement responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated December 10, 2018 with respect to the Company’s original Draft Registration Statement on Form S-1 (CIK No. 0001750106) submitted confidentially to the Division of Corporation Finance by the Company on November 13, 2018, as discussed below.

Courtesy copies of this letter and the Draft Registration Statement (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Stacie Gorman, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Draft Registration Statement.

August 12, 2019

Form DRS filed November 13, 2018

Prospectus Summary, page 1

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

● the specific exemption that you and each of your subsidiaries intend to rely on; and

● how you and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response: The Company respectfully submits that it does not believe it meets the definition of “investment company” under the Investment Company Act of 1940, and intends to operate its business to avoid being an “investment company,” as described below.

The Company Is Not an Investment Company

The Company is not an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, an issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if such issuer:

● is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

● is engaged or proposes to engage in the business of investing, reinvesting or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities (as defined in Section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.

Sections 3(b) and 3(c) of the Investment Company Act, as well as certain rules promulgated under these and other provisions of the Investment Company Act, provide certain exclusions or exceptions from the foregoing definitions.

The Company is and holds itself out as a diversified holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) developing real property in the United States under SeD Intelligent Home Inc., (b) designing digital transformation technology mostly in the United States under HotApp Blockchain Inc., and (c) conducting biohealth scientific research under Global BioLife, Inc., a majority-owned United States subsidiary, and biohealth product sales through iGalen Inc. The Company is not nor does it hold itself out as a company that is engaged primarily or proposes to engage primarily in the business of investing, reinvesting or trading in securities. As such, the Company is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act (“Section 3(a)(1)(A)”). Likewise, the Company’s holdings in “investment securities” do not exceed 40% of the value of its total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act (“Section 3(a)(1)(C)”). A more detailed analysis in support of these conclusions follows.

August 12, 2019

Section 3(a)(1)(A)

Whether an issuer is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) is a factual question. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business. See Tonopah Mining Co., 26 S.E.C. 426 (1947); see also SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007). Under these precedents, it is clear that the Company does not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

The Issuer’s Historical Development

Under the guidance of Chan Heng Fai, the Company’s founder, Chairman, Chief Executive Officer and single largest stockholder, the Company has positioned itself as a participant in three principal businesses – property development, digital transformation technology and biohealth – through a series of strategic transactions. Mr. Chan has led the Company’s 69.1%-owned subsidiary, Singapore eDevelopment, since 2014. In March 2018, Mr. Chan formed the Company and subsequently assigned his equity interests in several companies, including Singapore eDevelopment and its subsidiaries, to the Company for further expansion in the United States. The emphasis of the Company is to be “hands-on,” by building businesses in industries where its management team has in-depth knowledge and experience, or where its management can provide value by advising on new markets and expansion. Mr. Chan has more than 40 years of experience serving as a chief executive officer, director and private equity investor in more than 35 private and publicly-held early-stage and growth companies in the United States, Singapore and other countries. The Company currently has approximately 20 employees across five countries. The Company is a global company with its corporate headquarters located in Bethesda, Maryland, and additional offices in Singapore, Magnolia, Texas, and Hong Kong.

The Issuer’s Public Representations Concerning its Activities

In the Company’s representations, statements and utterances, including those contained in the Draft Registration Statement, the Company has consistently held itself out as a holding company primarily engaged, through its direct and indirect operating subsidiaries, in the business of (a) developing real property in the United States under SeD Intelligent Home Inc., (b) designing digital transformation technology mostly in the United States under HotApp Blockchain Inc., and (c) conducting biohealth scientific research under Global BioLife, Inc., a majority-owned United States subsidiary, and biohealth products sales through iGalen Inc.

The Activities of the Issuer’s Officers and Directors, and the Extent of Their Involvement in the Management of the Issuer

The Company’s officers and employees devote the bulk of their time and efforts to the control and oversight of Singapore eDevelopment. The officers and directors of the Company have historically spent and will continue to spend a de minimis amount of time making non-controlling investments for the Company and its majority-owned subsidiaries. The Company notes that, in accordance with its strategic plan, the Company has made long-term investments in Holista CollTech Limited, a public Australian company, and Vivacitas Oncology, a U.S.-based privately-held biotech company, which are not made for trading purposes. Such investments were specifically made as so-called “bolt-ons” in connection with the expansion of the Company’s biohealth business line. These investments were consistent with market expectations that the Company aligns its interests with the biohealth industry.

The Nature of the Issuer’s Present Assets

As discussed in further detail below, as of March 31, 2019, the Company estimates that less than 10% of the value of the Company’s consolidated total assets could be deemed to constitute “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act). The Company’s balance sheet as of March 31, 2019 included in the Draft Registration Statement reflects assets that are consistent with its three principal businesses, such as trade receivables, inventory and, most significantly, properties under development. A more detailed discussion of the Company’s assets is provided in our analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.

August 12, 2019

The Sources of the Issuer’s Present Income

For the years ended December 31, 2017 and December 31, 2018 and the three months ended March 31, 2019, 67%, 87% and 96% of the Company’s total revenues were generated by its property development business, respectively. In addition, for the years ended December 31, 2017 and December 31, 2018 and the three months ended March 31, 2019, the Company reported a net loss of $7,085,847 and $7,490,568 and net income of $394,917, respectively. Substantially all of the results were derived from the Company’s current operating businesses and associated marketing, general and administrative and research and development expenses (as compared with trading losses).

Based on these criteria, the Company is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A).

Section 3(a)(1)(C)

As of each of December 31, 2017, December 31, 2018 and March 31, 2019, the Company’s holdings in investment securities do not exceed 40% of the value of the Company’s total assets on an unconsolidated basis. As such, the Company is not an investment company that falls within the scope of Section 3(a)(1)(C).

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which … is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (emphasis added).”

Because the analysis contemplated in Section 3(a)(1)(C) (the “40% Asset Test”) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform a “bottom-up” analysis of the Company’s organizational structure to identify which of the Company’s total assets constitute investment securities. The following is the Company’s analysis of the fair values of the various categories of assets of certain of the Company subsidiaries as determined in good faith by the Board of Directors of the Company in reliance on certain financial analyses.

Valuation Overview

The 40% Asset Test contained herein is presented based on the value of the assets of the Company, including the Company’s equity interest in Singapore eDevelopment, as of March 31, 2019.

Substantially all of the Company’s assets are held through (i) SeD Intelligent Home Inc., (ii) HotApp Blockchain Inc., and (iii) Global BioLife, Inc. Each of these companies is majority owned by Singapore eDevelopment Ltd., which is itself majority owned by the Company. As of March 31, 2019, the Company has total assets of approximately $46 million, of which Singapore eDevelopment accounts for approximately $43 million, or 93%, of such total assets. Of Singapore eDevelopment’s assets, SeD Intelligent Home contributed approximately $39 million, or 91%, of such assets by virtue of the significant value of its properties under development.

As a result, the Company’s interests in Singapore eDevelopment and the majority-owned subsidiaries of Singapore eDevelopment are not investment securities because Singapore eDevelopment is a majority-owned subsidiary of the Company, and Singapore eDevelopment is not an investment company as defined in the Investment Company Act or a company that is relying on the exclusions provided in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. A majority-owned subsidiary of a person is a company 50% or more of the outstanding voting securities of which are owned by that person or by a company which is a majority owned subsidiary of that person. The only “voting securities” of Singapore eDevelopment are ordinary shares of Singapore eDevelopment, 69.1% of which are held by the Company. Accordingly, the Singapore eDevelopment interests are assets of the Company that do not constitute investment securities.

August 12, 2019

On October 1, 2018, the Company obtained indirect equity interests in two minority-owned entities, Holista CollTech and Vivacitas Oncology. The Company could be deemed to hold assets that constitute “investment securities” with respect to these two companies; however, their respective “value” (as determined in good faith by the Company’s Board of Directors) is nominal and estimated at $2 million and $0.2 million at the current time. None of the other Company subsidiaries could be deemed to constitute “investment securities.”

As of March 31, 2019, the value of the Company’s investment securities represented less than 10% of the value of the Company’s total assets. Accordingly, the Company is not and will not be an investment company under Section 3(a)(1)(C).

The Company Does Not Intend to Become an Investment Company

Going forward, the Company intends at all times to operate its business in a manner as to not become inadvertently subject to the Investment Company Act by, among other things,

● utilizing the net proceeds of the initial public offering to purchase all or substantially all of an acquisition target’s voting stock, and in no case purchase less than 51% of the voting stock (to avoid a minority investment in investment securities);

● monitoring its operations and its assets on an ongoing basis in order to ensure that the Company owns no less than a majority of Singapore eDevelopment and that Singapore eDevelopment, in turn, owns no less than a majority of SeD Intelligent Home and other such subsidiaries with significant assets and operations;

● hiring “in-house” management personnel and employees with industry background and experience, rather than retaining investment managers in the “business” of investing in securities to manage the Company’s group of companies as if it were an investment portfolio; and

● keeping “trading” securities to a minimum, similar to the percentage of total assets such “trading” securities currently represents (approximately .03% of total assets as of March 31, 2019).

Disclosure with respect to the Company’s current and intended compliance with the Investment Company Act has been added to the Draft Registration Statement in the risk factor which states: “Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our majority-owned operating subsidiaries become an unregistered investment company, then we would need to modify our business philosophy and/or make other changes to our asset composition,” and in the third paragraph of the Business section.

2. Please tell us if you intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent you do not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe you are not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response: The Company respectfully submits that it does not believe it is required to register as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), as discussed below.

The Company is Not an Investment Adviser

Section 202(a)(11) of the Advisers Act defines “investment adviser” to mean “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.”

August 12, 2019

The Commission has stated that whether a person falls within the scope of this definition depends on whether such person satisfies three essential requirements. See SEC Release No. IA-1092, October 8, 1987. First, an investment adviser must provide advice, or issue reports or analyses, regarding securities. Second, an investment adviser must receive compensation for such services. Third, an investment adviser must be “engaged in the business” of providing investment advice. The Company does not engage, nor does the Company have any present intention of engaging, in any of the business activities described in Section 202(a)(11) of the Advisers Act, as described below.

Provision of Advice, Issuance of Reports or Analyses Regarding Securities

              The Company does not believe that it reasonably may be viewed as providing advice or issuing reports or analyses regarding securities. The Company does not provide investment advice to third parties; it furnishes management and administrative services to its majority-owned subsidiaries.

Compensation for Such Services

As noted above, the Company does not provide advice or issue reports or analyses regarding securities. Since the Company does not provide advice or issue reports or analyses regarding securities, it cannot be viewed as meeting the compensation “for such services” element of the test. In addition, the Company does not receive compensation for the management and administrative services that it furnishes in connection with the operations of its indirect majority-owned subsidiaries.

While the provision of management and administrative services may enhance the value of the equity of the Company’s subsidiaries and thus create some ultimate monetary benefits to the Company, such benefits cannot be considered “compensation” for any purpose relevant to the Advisers Act, or under any published interpretation of the term.

Engaged in the Business of Providing Investment Advice

In addition to the fact that the Company does not satisfy the other two prongs of the investment adviser test, it also is not “engaged in the business” of providing investment advice. The Commission has stated that whether a person is “engaged in the business” of providing investment advice depends on all relevant facts and circumstances. See SEC Release No. IA-1092, October 8, 1987. The factors deemed relevant to this determination include: (1) whether the person holds itself out to the public as an investment adviser, (2) whether the person receives any separate or special compensation for providing advice and (3) whether the person provides advice on anything other than rare, isolated and non-periodic instances.

Nowhere in the Company’s or Singapore eDevelopment’s marketing materials or public filings does either company “hold itself out” as an investment adviser in any reasonable construction of that phrase. Further, as described above, the Company does not receive any compensation (special or otherwise) as a result of the operation of its majority-owned subsidiaries.

From a policy perspective, whether a person’s activities are “rare, isolated and non-periodic” should be based on whether the frequency of such activities shifts that person, even to a marginal degree, to the realm of the investment adviser business, such that it is appropriate, in the public interest, to impose upon him the burdens of regulation. In Zinn v. Parrish, 644 F.2d 360 (7th Cir. 1981), a case cited by the Commission as adding texture to the “in the business” prong, the Seventh Circuit Court of Appeals noted that isolated activities “incident” to the main purpose of a non-advisory relationship do not constitute “engaging in the business” of advising others on investment securities.

The Company’s management of the business operations of its various subsidiaries falls squarely within these boundaries. The Company’s primary business activity is developing real property, designing digital transformation technology and conducting biohealth scientific research and biohealth product sales. As noted above, managing, or even advising, the Company’s subsidiaries (and no other parties) simply represents one means of operating the Company’s non-investment adviser businesses. Accordingly, the Company is not “in the business” of being an investment adviser based on the operation of its majority-owned subsidiaries.

August 12, 2019

3. We note your disclosure throughout regarding your ownership interest in various entities, which appears to vary from direct and indirect, wholly-owned, majority-owned, and partially-owned. Please revise your disclosure throughout to clarify your organizational structure and provide an organizational chart as referenced on page 6. Include in the chart or as a footnote information regarding your ownership interests in each of the entities.

Response: In response to the staff’s comment, disclosure throughout the prospectus has been revised to clarify the Company’s organizational structure.

4. We note your disclosure regarding your 19.8%-owned subsidiary Holista CollTech Limited. Please tell us why you view Holista CollTech as a subsidiary when you only have a minority interest in the entity.

              Response: As requested by the staff, to avoid potentially misleading language, the term “subsidiary” has been removed as a descriptor for any unconsolidated entity, i.e., that is not owned at least 51% by its parent company. In particular, Holista CollTech and Vivacitas Oncology are no longer described as subsidiaries of the Company.

Our Growth Strategy and Competitive Advantages, page 3

5. We note your disclosure that you intend to have a similar business philosophy to Berkshire Hathaway. We also note that you are a smaller reporting company and have not been in operation for long. Please consider removing this comparison and revising your competition discussion to focus on the competitive conditions in your business as currently contemplated. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

 Response: As requested by the staff, the Company’s reference to Berkshire Hathaway has been removed. Further, the competition discussion on page 3 has been expanded to include the fact that other mostly larger companies have utilized comparable structures to achieve their business objectives and compete with the Company for not only promising acquisition targets but also investor capital. Additionally, in accordance with Regulation S-K Item 101(h)(4)(iv), further competition disclosure has been added under “Business – Competition” on page 55.

Risk Factors, page 10

6. Please add risk factor disclosure, as applicable, describing any potential impact of the proposed tariffs by the United States and China on your operations.

Response: In response to this comment, a new risk factor, “If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed,” has been added on page 20.

7. Please provide specific risk factor as appropriate regarding international regulations that may impact your business operations.

Response: In response to this comment, a new risk factor, “Our international operations expose us to additional legal and regulatory risks, which could have a material adverse effect on our business, results of operations and financial condition,” has been added on page 20.

Our significant investments in public companies ..., page 11

8. We note your reference to your subsidiaries’ securities being “listed” on the OTC Markets. Please revise to clarify that these shares are quoted on the OTC Markets.

Response: This disclosure has been revised. See page 11.

August 12, 2019

Anti-takeover provisions in our charter ..., page 22

9. We note your disclosure that your corporate documents will be effective upon completion of this offering. Please advise how you will be able proceed with this offering if your corporate documents are not yet effective. Please also tell us when you intend to include updated corporate documents as required exhibits under Item 601(b) of Regulation S-K.

              Response: In response to this comment, the Company notes that its existing corporate documents – those that are effective and currently in place – would be amended at a later date to include the anti-takeover provisions listed in that risk factor. The Company’s updated corporate documents will be provided as exhibits as required by Regulation S-K Item 601(b)(3)(i) prior to circulating a preliminary prospectus for this proposed offering.

Concentration of ownership of our common stock..., page 23

10. Please expand this risk factor to clarify that your principal stockholder will be able to make decisions regarding (i) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to himself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties.

Response: As requested by the staff, the risk factor concerning control by the Company’s principal stockholder on page 25 has been expanded to include other ramifications of such control including those noted by the staff in this comment.

Our Bylaws have an exclusive forum..., page 24

11. We note your disclosure in this section that your certificate of incorporation has an exclusive forum provision limited to the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware). Your certificate of incorporation included as an exhibit, however, does not provide for jurisdiction within the Federal District Court for the District of Delaware. Please revise your disclosure and certificate of incorporation, as applicable, to state whether you intend the exclusive forum provision to apply to claims under the federal securities laws.

Response: The exclusive forum provision of the Company’s Certificate of Incorporation (the “Charter”) would not apply, nor would any other provision thereof, if it conflicted with any federal law requiring exclusive federal jurisdiction, including such provisions under the Securities Act or the Exchange Act. As requested by the staff, the Company will revise the Charter and the corresponding disclosure in the Amendment to clarify this point. The Company's Certificate of Incorporation will be re-filed by Amendment.

Use of Proceeds, page 25

12. We note your disclosure relating to your 19.8% equity interest in Holista CollTech Limited and 14.2% equity interest in Vivacitas Oncology Inc. Please tell us how you account for, and how your financial statements reflect these investments.

Response: In response to this comment, in accordance with Article 6 of Regulation S-X under the Securities Act, the Company does not consolidate Holista CollTech Limited and Vivacitas Oncology Inc. in its financial statements for the periods ended December 31, 2017. These transactions are the transfer of investment assets, rather than the businesses themselves and do not need to be presented retrospectively. Based on ASC 805-50- 25-2, these two transactions will be presented prospectively. Therefore, the Company’s equity investments in these companies are reflected on its balance sheets as of December 31, 2018 and March 31, 2019. We disclosed our accounting policy for these two investments in the notes to our financial statements.

August 12, 2019

13. We note that you intend to invest in selected companies including Holista CollTech Limited. Please advise which other companies that you are referring to.

Response: In response to this comment, the Company notes that it has determined generally not to make minority investments in companies, but to acquire all or substantially all of a company’s voting stock. The Company has not definitively selected companies in which to invest or acquire as of the date of this letter.

14. We note that you intend to use part of the net proceeds of this offering to fund acquisitions of new entities and to provide investment to selected companies, including Holista CollTech. We also note your statement that a significant portion of the net proceeds of this offering will be used to acquire new companies. Please provide us with an analysis as to whether or not these other entities and companies, including Holista CollTech should be co-registrants in this offering pursuant to Rule 140 under the Securities Act.

Response: As a preliminary matter, the Company does not currently intend to use any portion of the net proceeds of this initial public offering to acquire additional equity interests in its majority-owned operating subsidiaries, other than under special limited circumstances. Rather, the Company intends to use a significant portion of the net proceeds of this offering to acquire new companies not yet identified. The Company may also use a small portion of the net proceeds as working capital for sales and marketing and/or product enhancement.

The Company respectfully submits to the staff that Securities Act Rule 140 does not apply to the Company and its business operations. In the first instance, the Company believes that Rule 140 does not apply, and was not meant to be applied, to what the Company is- essentially a single company under the guidance of Chan Heng Fai with a uniform business philosophy that utilizes different corporate and subsidiary structures to take advantage of global business opportunities. As a matter of practice, Rule 140 has not been applied to require registration of the securities of controlled companies through which registrants conduct aspects of their businesses. Otherwise, all holding companies, which is the typical structure of U.S. public companies, would be required to register their subsidiaries’ securities at the same time they register their own, at least to the extent that they expect to reinvest the offering proceeds in their subsidiary operating companies, which is frequently the case. The Company respectfully submits that there is no meaningful distinction between the typical holding company structure and the one contemplated by the Company. Rather, application of Rule 140 to the Company merely because it may use a portion of the net proceeds of its public offering to make loans over time (and, in limited cases, in an arm’s-length, unaffiliated third party-led investment transaction) to one or more of its majority-owned operating subsidiaries, would result in arbitrary application of the rule to some holding company structures but not to others. If Rule 140 was applied to the Company on the basis that the Company intends to use a portion of the offering proceeds to make loans over time to one or more of its subsidiaries, then it would appear to the Company to require not only the existing subsidiaries to be co-registrants, but also each other company that the Company acquires with the proceeds of this offering as part of its business as a diversified holding company consistent with its business philosophy. The Company respectfully submits that this would be a strange result and should drive a narrower interpretation of the rule.

In addition to the fact that, from a policy perspective, it would not be reasonable to apply Rule 140 to the Company and its business philosophy, on the face of the language of the rule (including as it has been interpreted by the staff in the past), the Company believes Rule 140 does not apply to the Company. Rule 140 only applies to the extent that the “chief part” of the Company’s business is selling its securities and utilizing the proceeds to purchase the securities of an issuer or affiliated issuers. As indicated above, the Company does not currently intend to make any additional equity investments in its majority-owned operating subsidiaries, except under special limited circumstances. These companies are just structures through which the Company expects to implement its single business philosophy to expand its diversified holding company. In this regard, the Company is not merely a vehicle for raising funds for its majority-owned operating subsidiaries; rather, the subsidiaries are vehicles through which the Company operates its business. Accordingly, in the Company’s view, Rule 140 would not compel the conclusion that the Company’s subsidiaries should be co-registrants.

August 12, 2019

The Company respectfully submits that the disclosure regarding the Company’s majority-owned operating subsidiaries provided in the Amendment places the appropriate emphasis on the importance of each company in relation to the Company’s single business philosophy. The Company therefore respectfully submits that the application of Rule 140 to the Company would not further the policy objective that drove adoption of Rule 140, namely, the prevention of circumvention of the registration requirements of the Securities Act, where an issuer uses the proceeds of the sale of its own securities to purchase the securities of another issuer, without disclosing to the purchasers of its securities information regarding the underlying issuer. By contrast, the Company has included among its stated strategies the utilization of the majority-owned operating subsidiaries and other entities as part of the means to achieve its business philosophy and believes that the level of detail included in the Amendment conveys all material information relevant to investors in this offering.

Finally, as indicated earlier, the Company believes that other holding companies that have conducted public offerings of their securities with the Commission have utilized comparable corporate structures to achieve their business objectives without the burden of having a co-registrant. Imposing this burden on the Company will subject the Company to offering and ongoing reporting costs to which such other companies are not subject to and further will reduce the ultimate competitiveness of the Company without achieving disclosure that would be material to investors of the Company.

In light of the reasons outlined above, the Company respectfully submits that Rule 140 does not and should not apply to this offering.

Dilution, page 27

15. We note that the table on page 29 shows that the immediate dilution from the public offering price is $3.39 instead of $6.61 as disclosed in the paragraph preceding the table. Please revise your disclosure to correct this conflict.

Response: As noted by the staff, the immediate dilution from the public offering price has been corrected and is consistent in the table and in the paragraph preceding the table. See page 29. The correct figure is now $7.12.

16. Please revise the penultimate paragraph on page 29 to illustrate how you determined the effect of an assumed increase/decrease of 1,000,000 shares in the number of shares of common stock offered.

Response: The referenced paragraph on page 29 has been revised to illustrate the effect of an assumed increase/decrease of 100,000 shares in the number of shares of common stock offered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

17. We note the significant change in foreign currency translation adjustment during fiscal year 2017 (page F-26) and interim period (page F-3). Please tell us and revise your MD&A to discuss the reason for the significant fluctuation and the expected impact in future years.

Response: The Company restated its financial statements as of December 31, 2017 and discussed the effect on financial statements of foreign currency fluctuation and expected impact in future years in MD&A.

Real Estate Assets, page 31

18. Please revise the last paragraph on page 31 to reconcile the capitalized development costs as of December 31, 2016 with the balance sheet and provide balanced disclosure for 2017.

Response: This request for 2016 information is not applicable to the current Amendment, as the Company discloses financial information for fiscal years 2017 and 2018. The reconciliation of capitalized development costs as of December 31, 2017 with the balance sheet for 2018 and balanced disclosure has been added on page 35.

August 12, 2019

19. Given the significance of properties under development to total assets, please expand your disclosure to provide a break-down of capitalized development costs as of December 31, 2017 by project, stage of completion (e.g., finished lots, undeveloped land) and amount of capitalized development costs relating to lots under sale agreements with customers.

Response: The Company has revised the disclosure on page 35 to provide a break-down of capitalized development costs. Due to the change in reporting period, the disclosure is updated to reflect costs accrued as of March 31, 2019 and December 31, 2018.

Results of Operations, page 32

20. We note your reference to “other.” Please clarify, by footnote or otherwise, what is included in this category.

Response: As requested by the staff, additional disclosure has been included on page 37 to describe what is included in “other” category in our Results of Operations. “Other” includes corporate, financial services and new venture businesses. “Other” also includes certain costs that are not allocated to the reportable segments, primarily consisting of unallocated corporate overhead costs, including administrative functions not allocated to the reportable segments from global functional expenses.

The financial services and new venture businesses are small and diversified, and accordingly they are not each separately addressed as one independent category. In the year ended December 31, 2018 and the three months ended March 31, 2019, the revenue from other businesses was $32,402 and $7,632 respectively, generated by fund management services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 36

21. We note your disclosure on page 36 that the 2018 revenue is expected to be approximately $20 million. We also note your disclosure on page 40 that you expect to generate approximately $68 million in revenue from Ballenger Run through the sale of developed lots and on page 42 that the total estimated revenue to be received pursuant to the NVR Lot Purchase Agreements is approximately $59 million based on your projection that the lot selling prices will increase 3% per annum on a quarterly basis after June 1, 2018. Please tell us why you believe you have a reasonable basis for such assessments. See Item 10(b) of Regulation S-K.

Response: In response to this comment, the Company has revised the disclosure of revenue projection in accordance with Item 10(b) of Regulation S-K to only disclose the actual numbers from the signed agreements.

Contractual Obligations, page 37

22. We note you have provided disclosure regarding your contractual obligations. To the extent you maintain this disclosure, please provide disclosure regarding all of your contractual obligations and present it in a manner consistent with the requirements of Item 303(a)(5) of Regulation S-K.

Response: Pursuant to Regulation S-K Item 303(a)(5), the Company is not required to include the information requested by Item 303(a)(5) of Regulation S-K and has not included such information.

Business, page 39

23. Please revise to clarify your intended business plan. For example, please clarify whether you intend to acquire an entire business or an interest in a business. If you intend to invest in a business, please clarify whether you primarily intend to acquire a minority interest or majority interest.

Response: As requested by the staff, the third paragraph under “Business” has been added on page 48 to clarify its intention to acquire all or substantially all of the voting stock of a company.

August 12, 2019

Our Operations, page 39

24. We note, on page 31, you disclose that you have leased units to customers in 2017. Please provide more disclosure regarding this aspect of your operations. Please provide more detailed disclosure regarding these leases in this section. For example, please disclose the number and type of properties involved and the average rent received for these properties.

Response: The Company’s rental business was a temporary and de minimis part of the Company’s operations in 2017 and 2018.  Rental income was $8,730 in 2018.  At the present time, the Company has no homes leased.

25. For each of your development projects, please disclose the anticipated completion dates for each phase of development and the anticipated costs for each phase of development.

Response: As requested by the staff, additional disclosure has been included on pages 49 and 50 to indicate the anticipated completion dates for each phase of development and the anticipated costs for each phase of development of each of the Company’s development projects.

Digital Transformation Technology
HotApp Blockchain Subsidiary, page 44

26. We note your disclosure regarding your subsidiary. Please provide more detailed disclosure regarding the business of and services provided by this subsidiary and describe the stage of development of its blockchain technology. Describe whether its business entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used. Please also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.

Response: As requested by the staff, more detailed disclosure has been added on page 53 regarding the business of and services provided by HotApp Blockchain.

Biohealth Business, page 45

27. We note your disclosure in the fifth paragraph of page 45 regarding your acquisition of 53% ownership stake in iGalen International Inc. Please tell us how you accounted for this acquisition, the guidance upon which you relied, and the impact of this acquisition on the financial statements.

Response: The description of “acquiring 53% ownership stake in iGalen International” was not accurate. The Company has changed the description to “In connection with our expansion into biohealth activities, we formed iGalen International Inc., in which we own a 53% ownership stake and acquired a 19.8% ownership of Holista CollTech, both of which companies source and distribute patented dietary supplements and other health products”, to better clarify the impact of the acquisition on its financial statements.

28. Please revise your disclosure to describe the phase of development of each of your key products in this business line, Linebacker, Laetose and 3F.

Response: As requested by the staff, the phase of development of each of the Company’s Linebacker, Laetose and 3F products is set forth on pages 54.

August 12, 2019

Principal Stockholders, page 58

29. We note your disclosure on page 22 that there are outstanding options. Please advise whether these options are taken into account in the table.

Response: As noted by the staff, there are no currently outstanding stock options.  The Company may issue stock options pursuant to its 2018 Incentive Compensation Plan in the future.  Please see the correction on page 68.

Consolidated Balance Sheets, page F-25

30. We note that the Union Bank Loan (page F-38) due on December 31, 2019 and the Private Investor Loan (page F-39) due on November 29, 2019 are presented as current liabilities, while the note payable to related parties (page F-39) due on demand is presented as long- term liability. Please tell us how you considered the due dates of the above loans in determining their classification in the balance sheets. This comment also applies to the interim financial statements.

              Response: The Union Bank Loan is a revolver loan in which the Company has the flexibility to draw down and repay the loan within the credit limit. The Company typically draws and repays the funds several times within one year. Although the expiration date of this loan agreement is December 31, 2019, the Company repaid the loan in January 2019 and closed the loan in April 2019.

The Private Investor Loan should be classified as a long-term liability and this has been corrected on the Company’s Balance Sheet.

Even though the note payable to a related party is due on demand, the Company received the confirmation from the debtor that the loan need not to be paid within one year. Although the situation may change once both sides reach agreement in the future. At this time, it is appropriate to classify the note payable to related party as a long-term liability.

Consolidated Statements of Operations and Other Comprehensive Income, page F-26

31. Please revise to disclose the total and per share net loss attributable to common stockholders and the total net loss attributable to noncontrolling interests. This comment also applies to the interim financial statements. Refer to ASC 810-10-45 and ASC 260-10- 45.

Response: As requested, the Company has updated the Consolidated Statements of Operations and other Comprehensive Income on page F-45.

Consolidated Statements of Stockholder’s Equity, page F-27

32. Please revise to include a consolidated statement of stockholders’ equity for the year ended December 31, 2016. We note that the accountants’ report covers the referenced financial statement. Refer to Rule 8-02 of Regulation S-X.

Response: The Company has included 2018 and 2017 Consolidated Statements of Stockholders’ Equity on page F-45.

33. Please tell us the reason for the significant difference between the statement of stockholders’ equity and the statement of operations and comprehensive income as it relates to the foreign currency translation adjustment. This comment also applies to the interim financial statements.

Response: The Company has corrected the Foreign Currency translation adjustments in both the year end and interim Financial Statements.

August 12, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of Presentation, page F-29

34. We note your disclosure relating to the identification of the accounting acquirer in the October 1, 2018 internal restructuring transactions which suggests that you will apply purchase accounting to these transactions. It appears from your disclosure throughout the filing that the Company and the entities transferred to the Company by Mr. Chan were under the common control of Mr. Chan before and after the referenced transactions. If so, please revise your disclosure to clarify that, if true, the transactions will be accounted for as reorganization of entities under common control. This comment also applies to the interim financial statements.

Response: In responding to this comment, restructuring transactions from October 1, 2018 were under common control. The Company has revised its financial statements and made additional disclosure on page F-50 to clarify this.

35. Given that the internal restructuring transactions did not occur until October 1, 2018, please tell us your basis for presenting consolidated, instead of combined, financial statements of the transferred entities for the periods prior to the reorganization. Also, tell us your basis for not presenting separate financial statements of the Company. This comment also applies to the interim financial statements.

Response: Both Singapore eDevelopment and the Company were directly or indirectly controlled by Mr. Fai Chan before October 1, 2018. On October 1, 2018, 69.1% of Singapore eDevelopment was transferred to the Company. The transfer is a transaction between entities under common control, and ASC 805-50 provides guidance on preparing financial statements and related disclosures. There is no change in the financial statements of Singapore eDevelopment and the Company.

Under ASC 805-50-45-2, the financial statements of the receiving entity (the Company) shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.

Under ASC 805-50-45-5, the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined.

Since the Company holds a controlling interest of more than 51% of Singapore eDevelopment, the Company prepares consolidated financial statements for the Company. For the prior financial statements before October 1, 2018, the financial statements should also be consolidated financial statements to be consistent with later financial statements and as if the transfer had occurred. Although ASC 805-50-45-5 states “financial data of previously separate entities are combined” it does not indicate that the previous financial statements must be combined financial statements. In addition, for the Company, the financial statements will be the same regardless of whether this is “combined” or “consolidated.” Consolidated financial statements are appropriate in this case. The Company has updated its financial statement notes accordingly.

Since the Company is a holding company without any material business and accounting transactions, it did not prepare separate financial statements of the Company.

August 12, 2019

Financial Instruments, page F-31

36. It appears from your disclosure on page F-31 and F-36, that you adopted ASU 2016-01 in 2017 and as a result the change in the fair value of the Company’s equity investments is recognized in the consolidated statements of operations rather than the consolidated statements of comprehensive income. Please tell us how you considered the provision in ASU 2016-01 that the amendment relating to the recognition of changes in fair value in net income was not permitted to be early adopted.

Response: The Company adopted ASU 2016-01 in 2018, and the financial statements before 2018 have been updated accordingly.

Real Estate Assets, page F-31

37. Please revise to disclose the amount of interest and other cost capitalized. Property Sales, page F-34

Response: As requested by the staff, the amount of interest and other cost capitalized is disclosed on page F-55.

38. Please revise to disclose how you considered any continuing involvement in your revenue recognition policy for property sales.

Response: As requested by the staff, additional disclosure has been included on page F-58 concerning how the Company considered any continuing involvement in its revenue recognition policy for property sales. In the Company’s two major projects, Ballenger Run and Black Oak, the builders do the inspections to make sure all conditions/requirements are met before taking title of lots. The Company recognizes revenue when title is transferred. The Company does not have further performance obligations once title is transferred.

Note 5. Builder Deposits, page F-38

39. Your disclosure on page F-38 indicates that NVR is entitled to purchase 443 lots for a price of approximately $5.6 million which is inconsistent with your disclosure on page F- 16 that indicates that the price approximates $56M. Please revise to correct this conflict.

Response: The correct figure was $56 million, and it has been revised on page F-38. In addition, on December 31, 2018, SeD Maryland Development, LLC and NVR agreed that NVR would purchase a total of 479 lots, if SeD Maryland Development, LLC was able to secure a change in zoning approvals to increase the number of residential lots that it may sell from 443 to 479. SeD Maryland Development, LLC received this change in zoning approvals in July of 2019. The revised total estimated revenue to be received pursuant to these Lot Purchase Agreements, if all 479 lots are sold, is approximately $64 million.

Note 7. Related Parties Transactions
Purchase of subsidiary from a director, page F-39

40. Please tell us how you accounted for the acquisition of Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc., the guidance upon which you relied, and the impact of these acquisitions on the financial statements.

Response: On May 9, 2017, SeD Capital Pte. Ltd., a subsidiary of the Company, purchased all of the shares of Hengfai Asset Management Pte. Ltd. On December 22, 2016, SeD Ltd., a subsidiary of the Company, acquired 74,015,730 shares representing 99.96% of the issued shares of SeD Intelligent Home Inc. from Cloudbiz International Pte. Ltd.

August 12, 2019

Mr. Chan was the ultimate beneficial owner of both Hengfai Asset Management Pte. Ltd. and SeD Intelligent Home Inc. Both transactions were under common control and ASC 805-50 applies. Under ASC 805-50, assets and liabilities transferred or shares exchanged between entities under common control are accounted for at the historical cost of those entities’ ultimate parent, in a manner similar to which a pooling-of-interests was accounted for under APB 16, Business Combinations (as-if pooling-of-interests accounting).

Under ASC 805-50-45-5, financial statements presented for prior years shall also be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that the financial data of previously separate entities are combined.

Note 8. Equity, page F-41

41. Please provide to us additional details regarding the merger reserve, how you accounted for this reserve and the guidance upon which you relied.

Response:  On May 9, 2017, SeD Capital Pte, Ltd, a subsidiary of the Company, entered into a sale and purchase agreement to purchase 100% of the issued shares of Hengfai Asset Management Pte. Ltd (“HFAM”). The consideration for this acquisition was approximately $207,000. The transaction was under common control. The merger reserve is the difference of the capital stock and the consideration paid.  It is additional paid in capital after the merger under common control and should not appear on the equity statement or the cash flow statement after the consolidation of HFAM into the Company retrospectively. The Company has corrected this error in connection with the restatement of its financial statements.

Note 9. Investments Measured at Fair Value, page F-41

42. For each investment included in “Investment Stocks (quoted)” disclosed on page F-42 please provide to us additional details regarding the number of shares held, the quoted price and the source of this information. This comment also applies to the interim financial statements.

Response: In response to the comment, disclosure has been added to pages F-53 and F-54 to provide additional detail regarding the investments included in “Investment Securities”.

43. Tell us why the unrealized gain on securities investment is labeled as related parties in the statement of operations and comprehensive income for fiscal year 2017.

Response: The reference to related parties has been removed from the description of unrealized gain on securities investment on page F-__. This relationship is disclosed in the notes to the Company’s consolidated financial statements.

Part II
Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

44. Please file the agreement related to your loan with Union Bank in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe this agreement is not material.

Response:  The Company previously filed its loan agreement with Union Bank, as amended, as Exhibits 10.24 through 10.27, reflecting Union Bank’s previous names, The Bank of Hampton Roads, and later, Xenith Bank.  Please see (i) Construction Loan Agreement, dated as of November 23, 2015, by and between SeD Maryland Development, LLC and The Bank of Hampton Roads; (ii) Loan Modification Commitment Letter, dated as of July 27, 2017, from Xenith Bank, f/k/a The Bank of Hampton Roads to SeD Maryland Development, LLC; (iii) Loan Modification Commitment Letter, dated as of August 30, 2017, from Xenith Bank, f/k/a The Bank of Hampton Roads to SeD Maryland Development, LLC; and (iv) Third Loan Modification Agreement, dated as of September 18, 2017, by and among SeD Maryland Development, LLC, SeD Ballenger, LLC, and Xenith Bank, f/k/a The Bank of Hampton Roads.

August 12, 2019

The Company appreciates your review of the Draft Registration Statement on a timely basis.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jorge Bonilla
      Mr. Daniel Gordon
      Sonia Barros, Esq., Assistant Director
      Michael Gershon, Esq.
      Thomas Poletti, Esq.